Frederick M. Lehrer, Esquire
Attorney and Counselor at Law
285 Uptown Road, 402
Altamonte Springs, Florida 32701
Office: (321) 972-8060
Cell: (561) 706-7646
E-Fax (561) 423-3753
Email:   flehrer@securitiesattorney1.com
Website: www.securitiesattorney1.com

FILED AS CORRESPONDENCE ON EDGAR

April 23, 2013

Duc Dang
Attorney Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20349

Re:	Shearson American REIT, Inc. Form 10, Amendment No. 10 File No. 000-29627

Dear Mr. Dang:

As I previously informed you, Shearson American REIT, Inc. (hereafter referred to as the “Company”, “we” or “our”) has retained me to assist in the Company’s Form 10 filing. We are hereby submitting Amendment No. 10 due to several Scribnors errors in Amendment No. 9 that have been now corrected in Amendment No. 10.

Please find below our responses to the Commission’s March 1, 2013 comment letter pertaining to Amendment No. 9 of the Form 10 filed by the Company as of this date.  In connection therewith, please be advised that as the result of the comments issued with respect to Amendment No. 8 and our meticulous review of that same document: (a) we have deleted certain disclosure throughout the Form 10 that we deem irrelevant and immaterial; (b) we have attempted to make the filing more consistent with SEC Plain English rules; (c) we have added other risk factors that we deem material; (d) we have amended our MD&A disclosure to reflect our current financials in our Form 10-K; (e) we have changed our disclosure where further clarification benefits the reader’s understanding; (f) we have eliminated references to a sponsor or sponsors relative to our business plan since we have no intention of entering into any such arrangements; and (g) because our Form 10 has been undergoing comments for almost three years, we have updated our estimated dates of accomplishing our operational goals.

General

Response to Comment 1

We have eliminated all references to a Rule 506 offering previously included in our original and amended filings. After further consideration and reviewing the Staff’s comment, we agree that these statements constitute general solicitations and offers to sell. Furthermore, we have not solidified our plans, preliminarily or definitively, with respect to conducting a Rule 506. As such, we have deleted all references to a Rule 506 offering.  Instead, we have only stated that we may conduct an equity or debt offering, but with no assurances that any such offering will ever be successful or raise sufficient funds to meet our operational goals.

Location at pages 1, 5, 19, 55, 86, 87

Response to Comment 2

For the same reasons cited in Comment 1 above, we have eliminated references to a broker-dealer over-allotment option and that we will sell shares.

Location at pages 1, 5, 19, 55, 86, 87

Response to Comment 3

We have eliminated all references to a $150,000 loan from a director “to cover expenses.” After further consideration and review of the Staff’s comment, we believe that all such disclosure should be eliminated  since we have no agreement, arrangement or specific understanding with any Director to provide us with any such loan. The information is irrelevant and immaterial. As such, we have eliminated all references to any Director or Officer loans, apart from stating on page 19 that we may seek such loans, but we have no arrangement, understanding or agreement involving a Director loan.

Item 1. Business, page

Organizational Structure

Response to Comment 4

We have included in our organizational chart applicable percentages pertaining to our management and non-affiliate shareholders.

Location at page 13

HUD Mortgage Insurance for Rental and Cooperative Housing, page 12

Response to Comment 5

Our prior reference to being an eligible “non-Map” applicant was a Scrivener’s error. The designation of a non-Map applicant was misplaced because industry wide that definition is now inapplicable since the requirements are well delineated as provided for in our disclosure, which appears below.  We have amended our disclosure to reflect that we are an eligible “MAP” applicant and that we determined that we are so eligible by determining that we meet the eligibility requirements that are cited immediately below and are included in the Form 10 filing:

“Summary: Section 221(d)(3) and 221(d)(4) insures mortgage loans to facilitate the new construction or substantial rehabilitation of multi-family rental housing for market income families,

 Purpose: Section 221(d)(3) and Section 221(d)(4) insures lenders against loss on mortgage defaults. Section 221(d)(3).Both programs assist private industry in the construction or rehabilitation of rental housing for market-income families by making capital more readily available. The program allows for long-term mortgages (up to 40 years) that can be financed with Government National Mortgage Association (GNMA) Mortgage Backed Securities:

Type of Assistance: FHA mortgage insurance for HUD-approved lenders:

Eligible Activities: Insured mortgages may be used to finance the construction or rehabilitation of detached, semidetached, row, walkup, or elevator-type rental or cooperative housing containing 5 or more units. The program has statutory mortgage limits, which vary according to the size of the unit, the type of structure, and the location of the project. The principal difference between the (d)(3) and (d)(4) programs is the amount of insured mortgage available to non-profit and profit motivated sponsors. Under Section 221(d)(3), nonprofit sponsors or cooperatives may receive an insured mortgage up to 100 percent of HUD/FHA estimated replacement cost of the project. Profit motivated sponsors using Section 221(d)(4) and all types of sponsors under Section 221(d)(4) can receive a maximum mortgage of 90 percent of the HUD/FHA replacement cost estimate. Contractors for new construction and substantial rehabilitation projects must comply with prevailing wage standards under the Davis-Bacon Act. Section 221(d)(3) mortgages require appropriated credit subsidy, which is limited.

Eligible Borrowers: Eligible mortgagors include public, profit-motivated sponsors, limited distribution, nonprofit cooperatives, builder-seller, investor-sponsor, and general mortgagors:

Eligible Customers: All families are eligible to occupy dwellings in a structure whose mortgage is insured under this program, subject to normal tenant selection. There are no income limits. Projects may be designed specifically for the elderly or handicapped:

Application: Sections 221(d)(3) and 221(d)(4) are eligible for Multi-family Accelerated Processing (MAP). HUD reviews the lender's exhibits and will either invite the lender to apply for a Firm Commitment for mortgage insurance, or decline to consider the application further. If HUD determines that the exhibits are acceptable, the lender then submits the Firm Commitment application, including a full underwriting package, to the local Multi-family Hub or Program Center for review. The application is reviewed to determine whether the proposed loan is an acceptable risk. Considerations include market need, zoning, architectural merits, capabilities of the borrower, availability of community resources, etc. If the proposed project meets program requirements, the local Multi-family Hub or Program Center issues a commitment to the lender for mortgage insurance:

We currently do not have any contract, agreement or formal commitment for any leverage financing under this HUD program or otherwise.”

Location at pages 19, 20

Valuation of Portfolio Investments, page 22

Response to Comment 6

We have eliminated the disclosure “”as is necessary,” that was erroneously included in connection with our Advisor calculating the net asset value.  We have amended our disclosure to reflect that the Advisor will calculate our net asset value quarterly and/or after the acquisition of disposition of property by subtracting our liabilities, including the estimated management fees and other expenses attributable to our operations, from our assets, which will consist almost entirely of the value of our interests in our operating partnership.

Location at page 22

Item 1A, Risk Factors, page 54

Response to Comment 7

We have moved the Conflict of Interest Risks to the Risk Factor Section and there is no further separation of risks in the filing.

Location at pages 73, 74, 75

Deletions at

Response to Comment 8

We have included the following additional risk factor with the following subtitle:

If another REIT internalizes our Advisor, our operations and our results of operations may be negatively affected.
Should our Advisor terminate its services with us by becoming affiliated with another REIT and we fail to find a suitable replacement, our operations and results of operations will be negatively affected.

Location at page 62

Item 5. Directors and Executive Officers, page 87

Management Compensation, page 93

Response to Comment 9

We have deleted all disclosure referred to in Comment 9 consistent with our response to Comment 1 above.

Location at pages 1, 5, 19, 55, 86, 87

Allocation of Investment Opportunities, page 96

Response to Comment 10

A Sponsor is traditionally used by public REITS through real estate managed funds and/or securities firms, perhaps by a securities firm through a Master Limited Partnership. The previous disclosure pertaining to sponsors was erroneously included. We have eliminated all disclosure pertaining to a Sponsor.

Joint Ventures with Our Affiliates, page 98

Response to Comment 11

We do not intend to enter into joint ventures with our Advisor or its affiliates and we have adjusted our disclosure accordingly. Our Advisor will manage our joint ventures with third parties, if any, and in connection therewith we will pay the Advisor fees as applicable according to the fee schedule set forth on page 95.

Location at page 14

Executive Compensation, page 106

Response to Comment 12

All directors of the REIT, with the exception of two independent directors, Herman Williams and Ernst Schoenbaechler, are also officers of the Advisor. We preliminarily plan to pay all of the REIT directors $50,000 annually; however, these are only preliminary plans, we currently have insufficient funds to pay such Director compensation and we have no resolution or other Board action approving such compensation. Therefore, this preliminary determination is irrelevant and immaterial and we have not included it in our Form 10 Registration Statement.  The Advisor will pay its own salaries to its own officers who are the same officers of the REIT. In accordance with the advisory agreement, we will pay an advisory fee to the Advisor, from which the advisor will be responsible for paying its officers, directors and employees.

We hereby confirm that in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, we will disclose the amount of fees paid to the Advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Item 13. Financial Statements

Note 2. Basis of Presentation and Use of Estimates, page 5-4.

We will not take advantage of the extended transition period under Section 102(b)(2) of the Jobs Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We will adopt such standards when they are effective for public companies. The language stating that we would take advantage of this provision has been removed from the filing and replaced with the above language.

We hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10 filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Because this SEC review process has continued for almost three years we respectfully  request a conference call with the Staff upon their issuance of comments pertaining to Amendment Number 10.

Sincerely yours,

/s/ Frederick M. Lehrer, Esquire

Frederick M. Lehrer, Esquire
Attorney and Counselor at Law